Confidential Treatment Requested by T-Mobile US, Inc.

Portions of this document have been omitted pursuant to a request for confidential treatment under 17 C.F.R. § 200.83 and have been marked with asterisks to indicate where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

October 31, 2014

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	T-Mobile US, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for Fiscal Quarter Ended June 30, 2014
Filed July 31, 2014
Response dated August 27, 2014
File Number 001-33409

Dear Mr. Spirgel:

T-Mobile US, Inc. (“T-Mobile” or the “Company”) submits this letter in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 17, 2014 related to T-Mobile’s Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the fiscal quarter ended June 30, 2014. For your convenience, we have repeated each of the comments in your letter and followed each comment with the Company’s response. For the purpose of business confidentiality, the submission is accompanied by T-Mobile’s request for confidential treatment of selected portions of this letter pursuant to Rule 83, under the Freedom of Information Act, 17 C.F.R. § 200.83.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Note 2 - Equipment Installment Plan Receivables, page 8

1.
We note your response to comment 1. Please respond to each of the following comments so that we may fully understand the nature and risks associated with the Equipment Installment Plan (EIP) receivables and your revenue recognition policy for equipment sales to Subprime customers.

a.	Explain to us in more detail how you determine the Prime and Subprime categories, and how you determine the imputed interest rate for each category.

RESPONSE:

T-Mobile assesses the creditworthiness of a customer at the time of application for wireless service based primarily on a proprietary credit scoring model that uses attributes obtained from credit reporting agencies. While T-Mobile uses attributes obtained from credit reporting agencies, T-Mobile does not directly use a standardized credit score, such as a “FICO” score, in determining its credit decisions for its customers. The attributes used in T-Mobile’s credit scoring model reflect a prospective customer’s credit and payment histories with other service providers and financial institutions, including the amount of a prospective customer’s credit utilization, potential derogatory indicators, such as prior charge-offs or payment delinquencies, and similar factors commonly used in statistically derived credit scoring models. The EIP receivables are grouped into a limited set of internal credit classes which are based on groupings of customers with similar credit profiles. Internal credit class association, along with account tenure information, is used to determine the amount of EIP credit that may be extended and the number of service lines that a customer is eligible for. These credit class associations, and the account tenure information, are also used to determine the amount of down payment required and/or deposit needed to mitigate T-Mobile’s possible financial exposure. The internal credit classes are grouped into Prime or Subprime credit categories, with the Subprime category representing the credit classes for which expected credit loss is higher and for which credit risk mitigation procedures, such as higher down payments or customer deposits, are generally required.

The imputed interest rate for EIP receivables represents the amount of interest an independent lender would charge an independent borrower for a note with similar terms. T-Mobile determines an imputed interest rate using multiple inputs. The first input is the current two-year U.S. Treasury note rate which is representative of the market risk free rate for an instrument with a similar term as the EIP receivable. The second input is the rate of expected credit loss for the EIP receivable which represents the additional return required by a lender over the risk-free rate to accept the credit risk. The rate of expected credit loss used in the computation of the imputed interest rate is determined monthly based upon the mix of EIP receivables originated each month by credit class and tenure group. The calculated imputed interest rate is applied to both Prime and Subprime EIP receivables originated in the period.

b.	Confirm that there is no stated rate of interest on the financing provided to your Prime and Subprime subscribers.

RESPONSE:

T-Mobile confirms that there is no stated rate of interest charged to any customer who finances the purchase of equipment using an EIP. Customers using an EIP make a down payment at the time of sale, if required based on the credit evaluation described above, and then pay for the remaining financed portion of the equipment sales price in equal monthly installments.

c.	Clarify why a portion of EIP Receivables is classified as ‘Other assets’ on the balance sheet, and disclose the current and non-current portion of your receivables in future filings

RESPONSE:

The long-term portion of EIP receivables, representing installment payments due beyond twelve months, is classified as other assets on the Company’s consolidated balance sheet. T-Mobile believes this is appropriate under Regulation S-X Rule 5-02 Balance Sheets as the long-term portion of EIP receivables did not exceed five percent of total assets as of December 31, 2013 and has not changed significantly as of March 31, 2014 and June 30, 2014. While T-Mobile has disclosed the current and non-current portions of EIP receivables in the notes to the financial statements, in future filings the Company will enhance its disclosures of EIP receivables to specify that the current portion is included in accounts receivables, net and the long term portion is included in other assets.

d.
For Subprime customers, tell us in detail how you concluded that collectability is reasonably assured at the date of sale of the equipment. In this regard, we note your disclosure stating that Subprime customers are those with higher delinquency rates, may be required to pay a significant down payment on their equipment purchases, and that certain customers are required to pay an advance deposit. Also, since you started the JUMP! handset trade-in program in 2013, it does not appear that you have significant collectability historical experience.

RESPONSE:

T-Mobile introduced equipment installment plans in 2009. The determination of “reasonable assurance” related to the collectibility of EIP sales transactions is a matter of management judgment. T-Mobile’s collectibility assessment considers both quantitative and qualitative factors. T-Mobile believes that its experience with EIP customer behavior since 2009 provides the Company with significant historical data and information, and establishes a reasonable basis for the Company’s collectibility assessment for EIP transactions.

T-Mobile’s collectibility assessment is based upon the individual customer credit determination as described in response to question 1(a) and is performed for groups of sales having the same internal credit class association and tenure characteristics. In performing this assessment of collectibility, T-Mobile uses a quantitative threshold as a basis for a preliminary identification of credit class and tenure groups that may have higher risk of default and for which collectibility may not be reasonably assured. T-Mobile considers estimated default rates, calculated as the amount of estimated uncollectible charges as a percentage of the original sales amount, against the threshold as an initial step in the collectibility analysis. Quantitative factors used to determine the estimated default rate include historical loss experience for similar customers, the term of the EIP receivable and the amount of any down payment or deposit received. After the quantitative assessment, qualitative factors, primarily current trends in customer churn, customer payment behavior, competitive market conditions, and other economic indicators, are used to further assess the likelihood of collectibility. The combined quantitative and qualitative analysis is used by T-Mobile’s management to determine if revenue should be recognized at the time of sale. For sales originated between January and June of 2014, other than those recorded on a cash basis, the Company’s current analysis supports Subprime default rates averaging approximately [*]%.

T-Mobile launched JUMP! in July 2013 as an optional and incremental service bundle to the existing EIP program. JUMP! customers are subject to the same credit extension policies and practices as the broader EIP customer population. T-Mobile accounts for the JUMP! specified-price trade-in right as a guarantee, which is established as a reduction to equipment revenue, as the trade-in option may only be used by customers as a credit towards the required purchase of a new handset from T-Mobile. The Company has concluded that the existence of a specified price trade-in right, which may or may not be exercised by the customer, does not reduce the Company’s ability to collect the underlying EIP receivable.

e.
We note that some of your equipment sales are recorded on a cash basis. Explain to us how you determine that these sales are not reasonably assured of collection and therefore, recorded on a cash basis as payments are received.

RESPONSE:

If T-Mobile determines sales may not be reasonably assured of collection, based upon the assessment described in response to question 1(d), the Company does not record the initial equipment sale revenue or any corresponding imputed interest. Instead, T-Mobile defers the recognition of these sales until payments are received from the individual customers.

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

f.
We also note that you did not refer to sales recorded on a cash basis in your 2013 Form 10-K. Please explain the circumstances in 2014 that gave rise to equipment sales being recorded on a cash basis, and when you began recording revenue on a cash basis. If you recorded handset sales on a cash basis during 2013, please compare the 2013 and 2014 cash basis sales. Please also explain the reasons for any differences between 2013 and 2014 cash basis sales.

RESPONSE:

T-Mobile recorded certain sales on a cash basis in 2013 and 2014. For the year ended December 31, 2013, $[*] of equipment sales were not recorded as revenue upon initial sale based upon the collectibility assessment. For the year ended December 31, 2013, $[*] of the previously unrecognized sales were recorded as revenue as cash payments were received. For the six months ended June 30, 2014, sales of $[*] were not recorded as revenue upon initial sale based upon the collectibility assessment. For the six months ended June 30, 2014, $[*] of the previously unrecognized sales in 2013 and 2014 were recorded as revenue as cash payments were received.

The methodology and process for determining whether revenue is recorded on a cash basis has been consistently applied in 2013 and 2014. The differences in equipment sales not recognized on an accrual basis between 2013 and 2014 resulted from enhancements to credit risk mitigation procedures, such as down payment requirements, and improvements in customer retention and payment trends. As described in the responses to 1(d) and 1(e), those changes impact the assessment of collectibility.

g.	Confirm to us whether or not you record a valuation allowance for doubtful accounts against accounts receivable at the date of equipment sale.

RESPONSE:

T-Mobile does not recognize a separate valuation allowance at the date of equipment sale as the effects of uncertainty about future cash flows are included in the initial present value measurement of the EIP receivable. The difference between the EIP receivable’s present value and its face amount results in a discount which is recorded as a direct reduction to the receivable’s carrying value. This discount is referred to as “deferred interest” in T-Mobile’s Form 10-K for the year ended December 31, 2013 and Form 10-Q for the quarter ended June 30, 2014. Additionally, in cases where collection is not determined to be reasonably assured, no valuation allowance is required as the transaction is recognized only on the basis of cash received. Subsequent to origination, T-Mobile closely monitors the EIP receivable activity and recognizes an allowance for credit losses on its EIP receivables when it is considered probable that a loss has been incurred.

h.	Provide us with the journal entry that you record at the date of the equipment sale reflecting the imputed interest in the EIP receivables and the guarantee obligation.

RESPONSE:

The following illustration shows the journal entries recorded at the date of the equipment sale using a level payment 24 month amortizing EIP with a sale price of $500 and a customer down payment of $100. The imputed interest rate in this example is 10%.

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Journal entry to record the device sale:

DR Cash	$100
DR Short-term accounts receivable (Accounts receivable, net)	$200
DR Long-term accounts receivable (Other assets)	$200
CR Equipment revenue (Equipment sales)		$500

Journal entry to record imputed interest associated with the EIP receivable:

DR Equipment revenue (Equipment sales)	$40
CR Short-term deferred interest (Accounts receivable, net)		$28
CR Long-term deferred interest (Other assets)		$12

Journal entry to record the guarantee liability for a customer who chooses to enroll in JUMP!:

DR Equipment revenue (Equipment sales)	$30
CR Guarantee liabilities (Other current liabilities)		$30

i.	Tell us the number of Subprime customers included in the accounts receivable balance as of June 30, 2014.

RESPONSE:

As of June 30, 2014, the EIP accounts receivable balance reflected approximately [*] Subprime billing accounts. A billing account may have more than one EIP receivable outstanding with varying origination dates and balances.

j.	Tell us the likelihood of fully collecting a receivable from a Subprime customer

RESPONSE:

T-Mobile’s EIP receivables are comprised of a large volume of individually low balance receivables with no large concentration of risk with any individual customer. As such, T-Mobile does not calculate the likelihood of fully collecting an EIP receivable from an individual customer, but rather assesses receivable collectibility based upon groups of EIP receivables with similar characteristics.

For purposes of assessing collectibility related to revenue recognition, as described in response to question 1 (d), T-Mobile calculates an estimated default rate based upon the amount of estimated uncollectible charges as a percentage of original sales amount. For Subprime EIP sales originated between January and June of 2014, excluding those recorded on cash basis, the Company’s current experience supports Subprime collection rates averaging approximately [*]%.

* * *

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the responses provided herein. Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Michael Morgan, our Chief Accounting Officer, at (425) 378-4435 or me at (425) 383-4859. For any future written correspondence sent by email, please use the following addresses: Braxton.Carter@T-Mobile.com, Michael.Morgan@T-Mobile.com, Dave.Miller@T-Mobile.com and Lyle.Steidinger1@T-Mobile.com.

Sincerely,

/s/ J. Braxton Carter
J. Braxton Carter
Executive Vice President and Chief Financial Officer (Duly Authorized Officer)